JIN MEDICAL INTERNATIONAL LTD.

No. 33 Lingxiang Road, Wujin District

Changzhou City, Jiangsu Province

People’s Republic of China

VIA EDGAR

March 23, 2023

Ms. Jane Park

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F. Street, N.E.

Washington, D.C. 20549

Re:	JIN MEDICAL INTERNATIONAL LTD.
Registration Statement on Form F-1, as amended
File No. 333-259767

Dear Ms. Park:

In accordance with Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, JIN MEDICAL INTERNATIONAL LTD. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 5:00 pm, Eastern Time, on March 27, 2023, or as soon thereafter as practicable.

Very truly yours,

JIN MEDICAL INTERNATIONAL LTD.

By:	/s/ Erqi Wang
	Name:	Erqi Wang
	Title:	Chief Executive Officer and Chairman of the Board of Directors

cc. Ying Li, Esq., Hunter Taubman Fischer & Li LLC